SEC 3/17/04

04016356

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50650

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Brookshire Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4 West Las Olas Blvd Suite 840
(No. and Street)

Ft. Lauderdale (City) FL (State) 33301 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Timothy B. Ruggiero 954-714-9008
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HORKEY & ASSOCIATES, P.A.
(Name – *if individual, state last, first, middle name*)

8211 W BROWARD BLVD PH1-5TH FLOOR
PLANTATION FL 33324-2745

(Address) (City) (State) (Zip Code)

MAR 0 1 2004

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Timothy B. Ruggiero, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brookshire Securities Corporation, as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Theresa LeBlanc
Commission # DD 055822
Expires Sep. 16, 2005
Bonded Thru
Atlantic Bonding Co., Inc.

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BROOKSHIRE SECURITIES CORPORATION

REPORT ON AUDIT OF FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

Horkey & Associates, P.A.

Certified Public Accountants

TABLE OF CONTENTS

Horkey & Associates, P.A.
Certified Public Accountants

Frank J. Horkey, CPA, CFST*, CFM** - fhorkey@horkeycpa.com
William Diamond, CPA, CFST* - wdiamond@horkeycpa.com
Michael E. Vetter - mvetter@horkeycpa.com
Eugene D. Worsham - gworsham@horkeycpa.com

* Certified in Florida Sales Tax
**Certified Family Mediator

INDEPENDENT AUDITORS' REPORT

February 27, 2004

Board of Directors and Stockholders
Brookshire Securities Corporation
Ft. Lauderdale, Florida

We have audited the accompanying statements of financial position of Brookshire Securities Corporation (the Company) as of December 31, 2003 and 2002 and the related statements of operations and retained earnings, cash flows and stockholder's equity for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Brookshire Securities Corporation as of December 31, 2003 and 2002, and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

8211 West Broward Blvd. PH1 - Fifth Floor, Plantation, FL 33324-2745
Telephone: (954) 577-9700 • Facsimile: (954) 475-1897
FEI 65-0266803

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Notes A and H to the financial statements, the Company's significant net loss and the resultant restriction subsequent to December 31, 2003 of most of its ability to operate as a securities broker/dealer create substantial doubt about its ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules presented on pages 12, 13 and 16 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Horkey & Associates, P.A.
Certified Public Accountants
Fort Lauderdale, Florida

BROOKSHIRE SECURITIES CORPORATION

STATEMENTS OF FINANCIAL POSITION

DECEMBER 31, 2003 AND 2002

	2003	2002
ASSETS		
Current Assets		
Cash	$ 25,854	$ 15,358
Investment- Short Term	3,300	3,300
Accounts Receivable - Trade	25,142	51,821
Prepaid Expenses	9,695	6,580
Total Current Assets	63,991	77,059
	$ 63,991	$ 77,059
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts Payable	$ 1,029,455	$ 500
Payroll Taxes Payable	1,401	0
Total Current Liabilities	1,030,856	500
Stockholders' Equity		
Common Stock	11	11
Additional Paid in Capital	349,989	349,989
Retained Earnings (Deficit)	(1,316,865)	(273,441)
	(966,865)	76,559
	$ 63,991	$ 77,059

The accompanying notes are an integral part of these financial statements

BROOKSHIRE SECURITIES CORPORATION

STATEMENTS OF OPERATIONS AND RETAINED EARNINGS

YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
Revenue		
Commissions	$ 71,861	$ 80,792
Investment Banking	352,065	173,019
Consulting Fee	126,114	73,846
Other Income	7,531	2,396
	557,571	330,053
Operating Expenses		
Clearing Fees	27,826	33,445
Management Fees	404,941	130,893
Salaries and Wages	40,500	2,437
Other Operating Expenses	100,725	106,917
	573,992	273,692
Income (Loss) From Operations	(16,421)	56,361
Other Income (Expense)		
Realized Trading Gains (Losses)	1,440	30,752
Unrealized Trading Gains (Losses)	0	(11,361)
Interest Income	1,012	447
Arbitrations	(16,712)	(15,333)
Judgement	(1,012,743)	0
	(1,027,003)	4,505
Net Income	(1,043,424)	60,866
Retained Earnings - Beginning of Period	(273,441)	(334,307)
Retained Earnings - End of Period	$ (1,316,865)	$ (273,441)

The accompanying notes are an integral part of these financial statements

BROOKSHIRE SECURITIES CORPORATION

STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
Cash Flows From Operating Activities:		
Net Income (Loss)	$ (1,043,424)	$ 60,866
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by Operating Activities:		
None	-	-
	(1,043,424)	60,866
Changes in Assets and Liabilities:		
(Increase) Decrease in Accounts Receivable - Trade	26,679	(46,298)
(Increase) Decrease in Prepaid Expenses	(3,115)	(3,500)
(Increase) Decrease in Short Term Investments	-	
Increase (Decrease) in Accounts Payable and Accrued Expenses	1,030,356	(460)
Net Cash Provided (Used) By Operating Activities	10,496	10,608
Increase (Decrease) in Cash Flows From Capital and Related Financing Activities:		
CRD Deposits	-	
Additional Paid in Capital	-	-
Net Cash Provided (Used) by Capital and Related Financing Activities	-	-
Net Increase (Decrease) in Cash	10,496	10,608
Cash and Cash Equivalents - Beginning of Year	15,358	4,750
Cash and Cash Equivalents - End of Year	$ 25,854	$ 15,358
Supplemental Disclosure of Cash Flow Information		
Cash paid during the year for interest	$ -	$ -

The accompanying notes are an integral part of these financial statements

BROOKSHIRE SECURITIES CORPORATION

STATEMENTS OF STOCKHOLDERS EQUITY

YEARS ENDED DECEMBER 31, 2003 AND 2002

	Capital Stock Issued Common		Retained Earnings	Additional Paid in Capital	Total
	No. of Shares	Amount			
Balance January 31, 2001	11,000	$ 11	$ (334,307)	$ 349,989	$ 15,693
Net Income (Loss)	-	-	60,866	-	60,866
Additional Paid in Capital	-	-	-	-	-
Balance December 31, 2002	11,000	$ 11	$ (273,441)	$ 349,989	$ 76,559
Net Income (Loss)	-	-	(1,043,424)	-	(1,043,424)
Additional Paid in Capital	-	-	-	-	-
Balance December 31, 2003	11,000	$ 11	$ (1,316,865)	$ 349,989	$ (966,865)

The accompanying notes are an integral part of these financial statements

BROOKSHIRE SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2003 AND 2002

A. **Summary of Significant Accounting Policies**

Business and Organization - Brookshire Securities Corporation (the Company), a Delaware Corporation, is a securities broker-dealer and a member of the National Association of Securities Dealers (NASD). The Company was incorporated in October, 1996 but did not commence operations until January, 1998

The Company is a wholly owned subsidiary of Brookshire Holdings, Inc. (see Note C).

The Company manages its customer security accounts through a clearing broker-dealer on a fully disclosed basis, receiving a brokerage fee. This broker-dealer provides clearing services, handles the customer funds, holds securities, and remits confirmations and statements to the customers. In addition, the Company is an approved dealer for various mutual fund houses and is an agent for various insurance companies. Any transactions with these mutual fund houses or insurance companies are consummated directly between the customer and the mutual fund house or insurance company; the Company receives a commission as agent.

Accounting Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Revenues and Expenses - The Company recognizes commission revenue and expenses at settlement date for security trades and accrues the revenue and related expenses monthly. Revenues and related expenses for insurance annuities and mutual fund transactions are recognized when the customer consummates the transaction. Revenue from investment banking and consulting is recognized when earned.

Income Taxes - The Company's operations are included on the tax return of Brookshire Holdings, Inc. The Company and its parent have elected "S" corporation status, which means that, as a general rule, the Company and its parent pay no corporate income taxes themselves, and any income, losses, and related tax credits flow through to the parent company's stockholders and are included on their individual income tax returns.

Cash and Cash Equivalents - For financial reporting and statement of cash flow purposes, cash and cash equivalents includes all demand deposit accounts, savings accounts money market accounts and certificates of deposits with maturities of less than 90 days from December 31, 2003.

A. Summary of Significant Accounting Policies (continued)

Basis of Presentation - The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company experienced a substantial net loss during the year ended December 31, 2003 as a result of a $1,000,000 arbitration award against the Company in February 2004 regarding a claim filed in 2001. This award caused the Company to drop below its minimum net capital requirements, therefore resulting in the loss of most of its ability to conduct operations as a securities broker/dealer. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty (See Note H).

B. Contingent Asset

During the year ended December 31, 2002, the Company also received an additional 250,000 shares of Datafuzion, Inc., formerly Urology Partners of America, Inc. in return for additional services provided related to underwriting work performed in previous years. Since there is no open market for these shares, no income was recorded on the Company' books for the receipt of the additional shares during the years ended December 31, 2003 and 2002.

C. Related Party Transactions

The Company and its parent have an agreement to share office facilities and certain overhead costs. During the years ended December 31, 2003 and 2002, the Company's parent incurred substantial expenses on behalf of the Company, and charged a fee which in part includes an overhead allocation to the Company to recover some of these costs. The agreement also provides that the parent may provide additional sources of funds to the Company. The Company paid its parent approximately $405,000 and $131,000 in fees for the years ended December 31, 2003 and 2002, respectively.

D. Restrictions on Cash

The Company has a deposit of $25,000 with its clearing broker. This deposit is restricted under the agreement with the clearing broker and is also used to maintain the Company's minimum net capital requirements.

E. **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c 3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Company had net capital of:

Net Capital Ratio	N/A
Net Capital (Deficiency)	$ (1,005,360)
Minimum Net Capital Required	68,724
Excess Net Capital	$ (1,074,084)

As discussed in Note H, the Company did not meet its minimum required net capital at December 31, 2003.

F. **Stockholders' Equity**

The Company is authorized to issue 10,000 shares of voting common stock and 10,000 shares of non-voting common stock, par value $.001 per share, of which 10,000 of the voting and 1,000 of the non-voting stock have been issued to the Company's parent. The common stock was divided into the two voting classes and ownership interests as follows at December 31, 2003:

a. 10,000 shares are voting securities and may be held only by a person duly licensed as an operations, financial, municipal and options principal with the National Association of Securities Dealers, Inc., and who has been approved in writing by all the holders of non-voting common stock and;

b. 1,000 shares are non-voting securities, but in all other respects identical to the voting common stock.

A summary of stockholders' equity at December 31, 2003 and 2002 is shown in the statements of stockholders' equity as part of these financial statements.

G. **Concentrations**

During the year ended December 31, 2003, the Company derived 61% of its income from four investment banking and consulting customers. During the year ended December 31, 2002, the Company derived approximately 22% of its income from one investment banking and consulting customer.

H. **Subsequent Event- Going Concern**

As of December 31, 2003 and 2002 the Company was party to an arbitration commenced at the San Francisco office of the National Association of Securities Dealers dated June 7, 2001 by a shareholder of the Company's parent. The lawsuit alleged that the Company breached its fiduciary duty and contract, committed fraud, made intentional misrepresentations and non-disclosures and violated federal racketeering laws.

In February 2004 the arbitration panel dismissed all claims related to trading losses in the account of the shareholder, but nevertheless ordered the Company to pay $1,000,000 and referred to a California state statute which was never entered to in evidence during the hearings. In addition, the Company was ordered to pay approximately $17,000 in costs. The Company, its president, and its FINOP (a previous shareholder of the parent) are jointly and severally liable for the award.

The Company has until March 24, 2004 to either pay the amounts ordered, move to vacate the award, or reach a settlement with the shareholder. If this situation is not resolved by March 24, 2004, the Company's president and FINOP may face permanent suspension of their license(s). Since neither the Company, its president nor its FINOP has the ability to pay the awards, the attorney handling this case for the Company is negotiating with the shareholder regarding a settlement amount at no additional fee to the Company.

As a result of the accrual of this award back into the year ended December 31, 2003, the Company experienced a substantial net loss and therefore no longer met its minimum net capital requirement, so on February 25, 2004 the Company notified its customers and other regulatory bodies that its ability to function as a securities broker/dealer was limited until a resolution is reached with the shareholder.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

SUPPLEMENTARY INFORMATION

BROOKSHIRE SECURITIES CORPORATION

COMPUTATION OF NET CAPITAL, BASIC NET CAPITAL REQUIREMENT AND AGGREGATE INDEBTEDNESS

DECEMBER 31, 2003

COMPUTATION OF NET CAPITAL

Total Stockholders' Equity	$ (966,865)
Non-allowable Deductions and/or Charges	
Accounts Receivable not Collected in 30 Days	(25,000)
Prepaid Expenses	(9,695)
Intercompany Items and Petty Cash	(500)
NASD Securities	(3,300)
Haircuts on securities	-
Net Capital	$ (1,005,360)

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Net Capital Requirement (greater of a or b)	
a. Minimum Net Capital Required (6 2/3% of Aggregate Indebtedness)	$ 68,724
b. Minimum Dollar Amount of Net Capital Required	$ 5,000
Excess (Deficient) Net Capital	$ (1,074,084)

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total Aggregate Indebtedness	$ 1,030,856
Ratio of Aggregate Indebtedness to Net Capital	N/A

BROOKSHIRE SECURITIES CORPORATION

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL AND EXEMPTIVE PROVISION UNDER RULE 15c3-3

DECEMBER 31, 2003

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL

As a result of various audit adjustments, differences arose between the computation of Net Capital and Aggregate Indebtedness, as presented and reported herein and as reported by the Company in Part IIA of Form X-17A-5, as of December 31, 2003.

Net Capital Reported on Part IIA of Form X-17A-5	$ 35,326
Net Audit Adjustments	(7,931)
Non-allowable assets not deducted on FOCUS report	(3,300)
Adjustment resulting from NASD Arbitration	(1,029,455)
Haircuts Omitted from Form X-17A-5	-
Net Capital After Audit Adjustments	$ (1,005,360)

EXEMPTIVE PROVISION UNDER RULE 15c3-3

With respect to the Computation for Determination of Reserve Requirements under Rule 15c3-3, the Company qualifies for exemption under subparagraph (K) (2) (B) of the Rule.

Horkey & Associates, P.A.
Certified Public Accountants

Frank J. Horkey, CPA, CFST*, CFM** - fhorkey@horkeycpa.com
William Diamond, CPA, CFST* - wdiamond@horkeycpa.com
Michael E. Vetter - mvetter@horkeycpa.com
Eugene D. Worsham - gworsham@horkeycpa.com

* Certified in Florida Sales Tax
**Certified Family Mediator

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING EXEMPTION FROM SEC RULE 15c3-3

February 27, 2004

Board of Directors and Stockholders
Brookshire Securities Corporation
Ft. Lauderdale, Florida

In planning and performing our audit of the financial statements and supplemental information of Brookshire Securities Corporation (the Company) for the year ended December 31, 2003, we considered its internal control, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

CPA
The CPA. Never Underestimate The Value

8211 West Broward Blvd. PH1 - Fifth Floor, Plantation, FL 33324-2745
Telephone: (954) 577-9700 • Facsimile: (954) 475-1897
FEI 65-0266803

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other that these specified parties.

Horkey & Associates, P.A.
Certified Public Accountants
Fort Lauderdale, Florida

BROOKSHIRE SECURITIES CORPORATION

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO GENERAL CREDITORS

YEARS ENDED DECEMBER 31, 2003 and 2002

Liabilities Subordinated	$ -

No liabilities were subordinated to general creditors in 2003 or 2002.